Exhibit 12.1

Brighthouse Financial, Inc.

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(In millions, except ratios)
Income (loss) before provision for income tax	$(615)	$(4,705)	$1,462	$1,528	$1,364
Less: Undistributed income (loss) from equity investees	46	7	(118)	15	82

Adjusted earnings before fixed charges	$(661)	$(4,712)	$1,580	$1,513	$1,282

Add: Fixed charges
Interest and debt issue costs (1)	153	175	170	201	266
Interest credited to policyholder account balances	1,111	1,165	1,259	1,278	1,376

Total fixed charges	$1,264	$1,340	$1,429	$1,479	$1,642

Total earnings and fixed charges	$603	$(3,372)	$3,009	$2,992	$2,924

Ratio of earnings to fixed charges (2)	—	—	2.11	2.02	1.78

(1)	Interest costs related to variable interest entities for the years ended December 31, 2017, 2016, 2015, 2014, and 2013 did not have a significant effect on the ratios for the years presented.

(2)	Earnings for the years ended December 31, 2017 and 2016 were inadequate to cover fixed charges at a 1:1 ratio by $661 and $4,712, respectively.